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                                   EXHIBIT 20

Media Contact:    Marc R. Lively    Telephone: (931) 380-2265

For Immediate Release

                  COMMUNITY FIRST ANNOUNCES 2-FOR-1 STOCK SPLIT

         COLUMBIA, TENN., June 20, 2003 -- Community First, Inc. today announced a 2-for-1 stock split of its issued and outstanding common stock.

         The 2-for-1 stock split will be issued on July 15, 2003, to shareholders of record on June 30, 2003. As a result of this stock split, shareholders will receive one additional share for each share owned on June 30. Upon completion of the stock split, Community First will have approximately 1,148,000 shares outstanding. The par value of the common stock following the split will be $5.00 per share.

         Commenting on the board of directors' actions, Marc R. Lively, CEO, said, "We are excited about the board's decision to authorize the 2-for-1 stock split. This move is consistent with the company's strategy to more aggressively manage its capital base. Community First's performance continues to make steady gains as our position in the markets we serve strengthens. We believe this action is indicative of our board's confidence in our future."

         "The overall support we have received from our shareholders since the bank was formed four years ago was a significant factor in the Board's decision. Our asset growth during this period has occurred faster than we anticipated, over the past four years Community First has grown to over $180,000,00 in assets", stated Mark Hines, President of Community First Bank and Trust.

         Each shareholder of record will be mailed a certificate representing one additional share for each share held as of the close of business on June 30, 2003. Certificates currently owned by shareholders will continue to represent shares held and will not be exchanged for new certificates. Therefore, existing certificates should not be returned to the company.

         Community First, Inc. is the holding company for Community First Bank & Trust, a Tennessee commercial bank headquartered in Columbia, Tennessee and operating four offices and 9 ATM's in Maury County. The bank provides a comprehensive line of banking services to consumers and business in the middle Tennessee area.

         This press release may contain certain forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations are considered forward-looking statements. All forward-looking statements included in this news release are based on information available at the time of this release; the company assumes no obligation to update and forward-looking statement.